Mail Stop 03-06


						March 11, 2005


Robin List
Chief Executive Officer
Remedent USA, Inc.
Xavier de Cocklaan 42
9831 Deurle, Belgium

Re:	Remedent USA, Inc.
	Schedule 14C - Preliminary Information Statement
	Filed February 10, 2005
	File No. 001-15975

Dear Mr. List:

	We have the following comments on your filing. Please note that we have limited our review to the matters addressed in our comments.
We anticipate at this time that no further review of your information statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues. All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

Why are we acquiring the remaining 78% of the shares of our subsidiary - Page 14

1. Please ensure that your disclosure includes all of the disclosures required by Item 14 of Schedule 14A that would be material to your shareholders.

2. We note that you had an option to reacquire the shares of Remedent
N.V. from Messrs. De Vreese and List but that you have agreed to pay
Messrs. De Breese and List in shares of your common stock because you did not have the available cash in order to exercise this option. Please disclose whether or not you made any efforts to obtain financing in order to raise sufficient cash to exercise your option, and the results of those efforts, if any. Also disclose if the related transactions were unanimously approved by your board of directors or whether the interested directors abstained from voting on those transactions.

3. Please expand your discussion regarding your purchase of the remaining shares of Remedent N.V. to:

* indicate whether there was an expiration date on the option and your reasons for acquiring the remaining 78% of the shares of Remedent N.V. at this time;
* disclose the factors considered by the board in determining to acquire the remaining 78% of the shares of Remedent N.V. at this time and whether the board considered exercising the option at a later date when the company was in the financial position to do so;
* disclose whether or not you met with any financial advisors or consultants other than MDB Capital Group in an effort to identify and pursue financing alternatives available to your company in an effort to exercise the option;
* discuss the efforts of the Board and your financial advisors or consultants, if any, in identifying and pursuing other financing alternatives available to the company; and
* briefly describe any alternative proposals considered by the board and a brief discussion of why any alternative that was considered was ultimately rejected.

4. We note that the acquisition of your subsidiary from Messrs. De Vreese and List is part of your planned restructuring that will include "the working-out of past due obligations for stock and/or cash." Please expand your disclosure to briefly describe those past due obligations, including the amounts due, and the sources and amounts of stock and/or cash that you intend to use to satisfy those obligations.

5. Supplementally provide us with copies of any materials prepared by
MDB Capital Group that were presented to your board in connection with your restructuring. Also, please file the opinion of MDB.
In
addition, disclose the fee paid to MDB for its services in connection with the opinion

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You should file a revised preliminary information statement. Please clearly and precisely mark the changes to the preliminary information statement effected by the revision, as required by Rule
14c-5(e) and Rule 310 of Regulation S-T. We may have further comments upon receipt of such revision; therefore, please allow adequate time after the filing of the revised proxy statement for further staff review.

      You should furnish a response letter with the revised information statement keying your responses to this comment letter.
You should transmit the letter via EDGAR under the label
"CORRESP."
In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      Please direct any questions to Tim Buchmiller at (202) 824-
5354
or to me at (202) 942-1927.

							Sincerely,


							Thomas A. Jones
							Senior Attorney


cc:  	Scott Bartell, Esq.
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Robin List
Remedent USA, Inc.
March 11, 2005
Page 3